Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of CHF Solutions, Inc. and subsidiaries of our report dated March 5, 2020, relating to the consolidated financial statements of CHF Solutions, Inc. and subsidiaries (the “Company”),  (which report expresses an unqualified opinion on the consolidated financing statements for the year ended December 31, 2019 and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2019.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP
Minneapolis, Minnesota

May 14, 2020